UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 9)*
Augmedix, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
05105P 107
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 2, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of certain private investment vehicles managed by Redmile Group, LLC (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

This amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022, amendment No. 4 to the Schedule 13D filed with the SEC on April 21, 2023, amendment No. 5 to the Schedule 13D filed with the SEC on May 4, 2023, amendment No. 6 to the Schedule 13D filed with the SEC on June 15, 2023, amendment No. 7 to the Schedule 13D filed with the SEC on November 20, 2023, and amendment No. 8 to the Schedule 13D filed with the SEC on July 19, 2024 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, and certain affiliates relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 9 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 9, the Prior Schedule 13D is unchanged.

ITEM 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph after the last paragraph of Item 4:

On October 2, 2024 (the “Merger Date”), the Issuer completed its previously announced merger transaction with Commure, Inc. (“Parent”) and Anderson Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). On the effective date and time of the Merger, the outstanding shares of the Issuer’s Common Stock, the outstanding restricted stock units that were vested at the effective time of the Merger, the outstanding and unexercised warrants to purchase shares of the Issuer’s Common Stock that provided for their deemed exercise as a result of the Merger (each, an “In-the-Money Issuer Warrant”), and the outstanding and unexercised options to purchase the Issuer’s Common Stock or stock appreciation rights that were vested at the effective time of the Merger, including the Common Stock and In-the-Money Issuer Warrants owned by the Redmile Funds and the Common Stock owned by Robert Faulkner, were cancelled and converted into the right to receive cash consideration based on a purchase price of $2.35 per share (the “Price Per Share”) in accordance with the Merger Agreement. In addition, certain warrants to purchase shares of the Issuer’s Common Stock that, pursuant to the terms of such warrants, expired or terminated as a result of the Merger (each, an “Expired Issuer Warrant”), including the Expired Issuer Warrants owned by the Redmile Funds, expired or terminated immediately prior to the effective time of the Merger without any consideration.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 99.17 and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the effective time of the Merger, all of the Common Stock and In-the-Money Issuer Warrants that may be deemed beneficially owned by the Reporting Persons were converted into cash consideration based on the Price Per Share.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 0

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 0

(c) Except for the transaction described in Item 4, no transactions have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) On the Merger Date, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s Common Stock.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by replacing the last paragraph of Item 6 as follows:

Completion of Merger

On the Merger Date, the Issuer completed the Merger with Parent and the Merger Sub pursuant to the Merger Agreement. On the effective date and time of the Merger, the Common Stock and In-the-Money Issuer Warrants owned by the Redmile Funds and the Common Stock owned by Robert Faulkner were cancelled and converted into the right to receive cash consideration based on the Price Per Share in accordance with the Merger Agreement. The Expired Issuer Warrants owned by the Redmile Funds expired and terminated immediately prior to the effective time of the Merger without any consideration.

Resignation of Robert Faulkner from the Board of Directors

On the Merger Date, Robert Faulkner, a managing director of Redmile, resigned from the Board of Directors of the Issuer (and from all of the committees thereof) in connection with the Merger.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 4, 2024	/s/ Jeremy C. Green
JEREMY C. Green

Dated: October 4, 2024	redmile private investments ii, l.p.

By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: October 4, 2024	RedCo II MAster fund, L.P.

By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

- 8 -